UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [X]  Merger

      [ ]  Liquidation

      [ ]  Abandonment of Registration
           (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]  Election of status as a Business Development Company
           (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:

           The Montgomery Funds II

3.    Securities and Exchange Commission File No.:

           811-8064

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [X] Initial Application           [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

           PO Box 2189
           Mill Valley, California 94942

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

           Julie Allecta
           Paul, Hastings, Janofsky & Walker LLP
           55 Second Street, 24th Floor
           San Francisco, California 94105
           (415) 856-7006

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

           With respect to Montgomery Emerging Markets Focus Fund and Montgomery Institutional Series: Emerging Markets Portfolio (collectively, the "WF Funds"):

           C. David Messman
           Wells Fargo Funds Trust
           525 Market Street, 12th Floor
           San Francisco, CA 94105
           (415) 222-1140

           With respect to Montgomery Partners Long-Short Equity Plus Fund (formerly Montgomery Global Long-Short Fund) (the "Gartmore Fund"):

           James Bernstein
           Gartmore Global Asset Management Trust
           1200 River Road
           Conshohocken, Pennsylvania 19428
           (484) 530-1695

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X]  Management company;

      [ ]  Unit investment trust; or

      [ ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]  Open-end          [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

           Delaware

11. Provide the name and address of each investment adviser of the funds (including sub-advisers) during the last five years, even if the funds' contracts with those advisers have been terminated:

           Montgomery Asset Management, LLC ("MAM") served as the funds' investment adviser from the funds' commencement of operations until January 17, 2003. MAM is located at 101 California Street, 35th Floor, San Francisco, California 94111.

           Wells Capital Management Incorporated ("Wells Capital") served as the interim investment adviser from January 18, 2003 until June 9, 2003 for the WF Funds. Wells Capital's address is 525 Market Street, 10th Floor, San Francisco, CA 94105.

           Gartmore Mutual Fund Capital Trust ("Gartmore Capital") served as the interim investment adviser from January 18, 2003 until June 23, 2003 for the Gartmore Fund. Gartmore Capital's address is 1200 River Road, Conshohocken, Pennsylvania 19428.

           SSI Investment Management ("SSI") served as the interim subadviser from January 18, 2003 until June 23, 2003 for the Gartmore Fund. SSI's address is 357 N. Canyon Drive, Beverly Hills, California, 90210.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

           Funds Distributor, Inc.
           60 State Street, Suite 1300
           Boston, Massachusetts 02109

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)  Depositor's name(s) and address(es):

      (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

           [ ] Yes               [X] No

      If Yes, for each UIT state:

      Name(s):

      File No.:  811-______

      Business Address:

15.   (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [X] Yes      [ ] No

      If Yes, state the date on which the board vote took place:

           December 16, 2002 (WF Funds)

           March 5, 2003 (Gartmore Fund)

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [X] Yes       [ ]   No

      If Yes, state the date on which the shareholder vote took place:

      For the WF Funds:

           Montgomery Montgomery Emerging Markets Focus Fund - May 9, 2003; Montgomery Montgomery Institutional Series: Emerging Markets Portfolio - April 25, 2003

      For the Gartmore Fund: June 13, 2003

      If No, explain:

II.   DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X]  Yes        [ ] No

      (a)  If Yes, list the date(s) on which the fund made those distributions:

           June 9, 2003 (WF Funds)

           June 23, 2003 (Gartmore Fund)

      (b)  Were the distributions made on the basis of net assets?

           [X] Yes         [ ] No

      (c)  Were the distributions made pro rata based on share ownership?

           [X] Yes         [ ] No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)  Liquidations only:

           Were any distributions to shareholders made in kind?

           [ ] Yes         [X] No

      If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only: Has the fund issued senior securities?

      [ ] Yes         [ ] No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X] Yes         [ ] No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ] Yes         [X]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [ ] Yes         [X] No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)  Why has the fund retained the remaining assets?

      (c)  Will the remaining assets be invested in securities?

           [ ] Yes         [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ] Yes         [X] No

      If Yes,

      (a)  Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)  List the expenses incurred in connection with the Merger or
           Liquidation:

           (i)   Legal expenses:

                 No expenses were borne by the funds.

           (ii)  Accounting expenses:

                 No expenses were borne by the funds.

           (iii) Other expenses (list and identify separately):

                 No expenses were borne by the funds.

           (iv)  Total expenses (sum of lines (i)-(iii) above):

                 No expenses were borne by the funds.

      (b)  How were those expenses allocated?

           N/A

      (c)  Who paid those expenses?

           Wells Fargo Funds Management, LLC and Gartmore Global
           Investments, Inc.

      (d)  How did the fund pay for unamortized expenses (if any)?

           N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ] Yes         [X] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ] Yes         [X] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ] Yes         [X] No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)  State the name of the fund(s) surviving the Merger:

Acquired Montgomery Funds                 Corresponding WF Funds
-------------------------                 ----------------------

o Montgomery Emerging Markets Focus Fund  o WF Montgomery Emerging Markets Focus
                                            Fund
o Montgomery Inst. Series: Emerging Mkts. o WF Montgomery Institutional Emerging
  Portfolio                                 Markets Fund


Acquired Montgomery Fund                  Corresponding Gartmore Fund
------------------------                  ---------------------------

o Montgomery Partners Long-Short Equity   o Gartmore Long-Short Equity Plus Fund
  Plus Fund

      (b) State the Investment Company Act file number of the fund surviving the Merger:

           WF Funds: 811-09253

           Gartmore Fund: 811-08495

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

           For the WF Funds:

           Form N-14 filed on March 7, 2003 (File No. 333-102283)

           For the Gartmore Fund:

           Form N-14 filed on March 18, 2003 (File No. 333-103906)

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

      The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Montgomery Funds II, (ii) she is the sole trustee of The Montgomery Funds II, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                  /s/ Dana Schmidt
                                  ------------------------------
                                  Dana Schmidt
                                  Sole Trustee